Exhibit 11

METRIS COMPANIES INC. AND SUBSIDIARIES
Computation of Earnings Per Share

In thousands, except per-share amounts

	Three Months Ended March 31,
	2004	2003
BASIC:
Net income (loss)	$31,019	$(92,519)

Weighted-average common shares outstanding	57,791	57,257
Assumed conversion of convertible preferred stock (1) (2)	31,064	—

Basic common shares	88,855	57,257

Net income (loss) per share	$0.47	$(1.62)
DILUTED:
Net income (loss)	$31,019	$(92,519)

Weighted-average number of common shares outstanding	57,791	57,257
Assumed exercise of outstanding stock options (1)	527	—
Assumed conversion of convertible preferred stock (1) (2)	31,064	—

Diluted common shares	89,382	57,257

Net income (loss) per share	$0.47	$(1.62)

(1)	The earnings per share calculation for the period ended March 31, 2003 excludes the assumed conversion of the convertible preferred stock and the outstanding stock options, as they are anti-dilutive.

(2)	Due to provisions in our 10% Senior Notes due November 2004, a stockholder or group cannot obtain 35% or more of our outstanding voting stock. As of March 31, 2004, shares of Series C Preferred Stock were convertible into approximately (a) 31 million shares of Common Stock, or 34.9% of our Common Stock on a diluted basis, and (b) 14 million shares of non-voting Series D Preferred Stock. Upon extinguishment of the debt, the Series C Preferred Stock will be convertible into approximately 45 million shares of voting common stock.